UNITED STATES

             SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549


                        Form 12b-25


                  Notification of Late Filing


    (Check One):

( )Form 10-K ( )Form 20-F ( )Form 11-K (X)Form 10-Q ( )Form N-SAR

For the Period Ended December 31, 1997

						Commission File Number 1-12942



                         VSI HOLDINGS, INC.


        (Exact name of registrant as specified in its charter)



  GEORGIA							22-2135522
(State or other jurisdiction of		(I.R.S. Employer
incorporation or organization)		Identification No.)


2100 North Woodward, West 201
Bloomfield Hills, Michigan			48304-2263
(Address of principal executive offices)   (Zip Code)


Registrant's telephone number,
          including area code:     (248) 644-0500


For questions concerning this filing, contact:
                        Harold Cannon (770) 432-0636 Ext. 324








Part III - Narrative

VSI Holdings, Inc., the ("Company") has effected several business combinations during the past year. The Company also changed accounting firms in July, 1997. (reference 8K - dated July 23, 1997)

Due to the above activities, the Company could not complete the Annual Report on Form 10-K for the period ending September 30, 1997 without unreasonable effort and expense. The Company filed Form 12(b)-25 Notification of Late Filing and was subsequently able to file the Form 10-K.

This delayed the Company in preparation of its report on From 10-Q for the Quarterly Period Ended December 31, 1997.



Part IV - Other Information

1.	Person to contact in regard to this Notification:

	Harold Cannon		770		432-0636 ext. 324
	  (Name)		   (Area Code)	(Telephone Number)


2.	Have all other periodic reports required under section 13 or
	15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

	(X) Yes	( ) No


3.	Is it anticipated that any significant change in results of
	operations from the corresponding period for the last fiscal
	year will be reflected by the earnings statements to be 	included
 in the subject report or portion thereof?

	( ) Yes    (X) No












VSI HOLDINGS, INC. has caused this Notification to be signed on its behalf by the undersigned thereunto duly authorized.




DATE:  February 13, 1998		BY:  Harold Cannon, Secretary